NATIONAL FINANCIAL SERVICES LLC
(SEC I.D. No. 8-26740)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * * *

File pursuant to Rule 17a-5(e)(3)
under the Securities Exchange
Act of 1934, as a PUBLIC DOCUMENT.



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of National Financial Services LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of National Financial Services LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 19, 2026

We have served as the Company's auditor since 2011.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017-6204   T: (646) 471 3000; F: (813) 286 6000

www.pwc.com

NATIONAL FINANCIAL SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
(Dollars in millions)

ASSETS

Cash and segregated cash	$	679
Securities segregated under federal regulations		
(includes securities owned with a fair value of $3,353)		25,238
Securities borrowed		25,552
Resale agreements		356
Securities received as collateral from affiliate		6
Receivables:		
Brokers, dealers and other organizations		2,622
Customers, net of allowance for credit losses		47,110
Total receivables		49,732
Securities owned - at fair value ($7 pledged as collateral)		7,733
Securities owned in fractional shares held by customers		14,487
Other assets		482
Total Assets	$	124,265

LIABILITIES

Bank loans	$	150
Securities loaned		6,312
Repurchase agreements		350
Obligation to return securities received as collateral from affiliate		6
Payables:		
Brokers, dealers and other organizations		3,280
Customers		84,854
Repurchase obligations for fractional shares held by customers		14,487
Drafts		672
Affiliates		539
Total payables		103,832
Securities sold, but not yet purchased - at fair value		9
Accrued expenses and other liabilities		315
Total Liabilities		110,974

COMMITMENTS AND CONTINGENCIES

MEMBER'S EQUITY

Member's equity		13,291
Total Liabilities and Member's Equity	$	124,265

The accompanying notes are an integral part of the statement of financial condition.

1. Organization:

National Financial Services LLC (the "Company"), a single member limited liability company, is wholly-owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), a wholly-owned subsidiary of FMR LLC ("FMR").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is licensed to transact on various national and regional stock and option exchanges. The Company provides a wide range of securities related services to a diverse customer base primarily in the United States. The Company's client base includes institutional and individual investors, introducing broker-dealers, investment advisors and corporations. The Company engages in brokerage, clearance, custody and financing activities for which it receives fees from customers. The Company also engages in securities transactions either on a principal or agent basis and facilitates securities transactions for its clients. The Company also provides clearing and other services for affiliated broker-dealers, Fidelity Brokerage Services LLC ("FBS") and Digital Brokerage Services LLC.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the statement of financial condition.

Cash and Segregated Cash

For the purposes of reporting amounts in the statement of financial condition, the Company defines cash as cash on hand, demand deposits, and time deposits with original maturities less than 60 days. The Company generally invests excess cash into money market funds, which are classified as securities owned in the statement of financial condition. Included in cash and segregated cash is $11 in interest bearing deposits segregated to satisfy SEC rules regarding the protection of customer assets.

Securities Segregated Under Federal Regulations

The Company is required by SEC regulations to segregate cash and securities to satisfy rules regarding the protection of customer assets. As of December 31, 2025, the Company had $25,238 of securities segregated to be in compliance with regulations. This balance includes resale agreements, which are collateralized by U.S. Government and agency securities. Resale agreements are accounted for as collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. Securities segregated under federal regulations also include U.S. Government and agency securities, which are recorded at fair value. These balances are included in securities segregated under federal regulations in the statement of financial condition

Receivables from and Payables to Brokers, Dealers and Other Organizations and Customers

Receivables from brokers, dealers and other organizations include amounts receivable for securities failed to deliver, clearing deposits, commissions receivable, unsettled trades, and margin loans made to the Company's introducing brokers. The Company also has receivables from mutual fund companies related to its customers' sales of mutual funds, of which $453 is from mutual funds managed by an affiliate. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. The amount of credit exposure is limited as a result of the daily settlement of these receivables. Based on both the aging of these balances and the review of historical losses, no reserve for credit losses has been recorded related to these receivables at December 31, 2025.

2. Summary of Significant Accounting Policies, continued:

Receivables from and Payables to Brokers, Dealers and Other Organizations and Customers, continued

Receivables from brokers, dealers and other organizations consists of the following at December 31, 2025:

Clearing organizations	$	1,292
Mutual fund companies		802
Broker dealers		528
Total	$	2,622

Payables to brokers, dealers and other organizations include amounts payable for securities failed to receive and amounts payable to clearing organizations. The Company also has payables to mutual fund companies related to its customers' purchases of mutual funds, of which $1,630 is to mutual funds managed by an affiliate. Payables to brokers, dealers and other organizations consists of the following at December 31, 2025:

Mutual fund companies	$	2,039
Broker dealers		1,037
Clearing organizations		204
Total	$	3,280

Receivables from and payables to customers include amounts related to both cash and margin transactions. Receivables also include non-purpose loans, which are collateralized. The Company records customer transactions on a settlement date basis, which is generally one business day after trade date. Margin transactions are collateralized by the customers' underlying securities.

The Company requires collateral on a basis consistent with industry practice or regulatory requirements. The amount of collateral is continually monitored and customers are required to provide additional collateral as necessary. The Company applies the practical expedient based on collateral maintenance provisions in reviewing allowance for credit losses for customer receivables. In addition, the Company's customer base is monitored through a review of account balance aging, collateral value in the account and an assessment of the customer's financial condition. Customer receivables are carried net of an allowance for credit losses. An allowance for credit losses is established through a combination of historical losses and an aging review of all unsecured accounts. At December 31, 2025, unsecured receivables from customers were $133, for which the Company recorded an allowance for credit losses of $127. Securities owned by customers, including those that collateralize margin transactions, are not reflected on the accompanying statement of financial condition.

Securities Owned in Fractional Shares Held by Customers

The Company offers fractional share trading to customers and maintains an inventory of securities held exclusively for the fractional share program. The Company has determined that fractional shares purchased by customers do not meet the criteria for derecognition under the accounting guidance and should therefore be accounted for as secured borrowings with the underlying financial assets pledged to the customer as collateral. These financial assets are included in securities owned in fractional shares held by customers and a corresponding liability is recorded in repurchase obligations for fractional shares held by customers in the statement of financial condition for the obligation to settle the secured borrowing. The fair value option has been elected to subsequently measure these financial assets and liabilities. The fair values of these financial instruments are based on quoted prices in active markets.

Other Assets and Accrued Expenses and Other Liabilities

Other assets primarily consists of right-of-use lease assets ("ROU"), office equipment and leasehold improvements, net of accumulated depreciation, interest and dividends receivable, and concession payments. Accrued expenses and other liabilities primarily consists of accrued compensation, lease liabilities, and interest payable.

2. Summary of Significant Accounting Policies, continued:

Other Assets and Accrued Expenses and Other Liabilities, continued

Office equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives as follows: office equipment, three to five years; and leasehold improvements, the shorter of their useful lives or the remainder of the lease term.

Included in other assets are office equipment and leasehold improvements of $1 with a cost of $38 and accumulated depreciation of $37.

Concession payments are the costs of acquiring or retaining customers. These concessions are amortized using the straight-line method over the contractual period.

Long-lived assets in the statement of financial condition are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The carrying value of a long-lived asset is not recoverable if the carrying value exceeds the sum of the expected future undiscounted cash flows.

Income Taxes

As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and its operations are included in the federal and state income tax returns of FMR or its Parent. The Company is not allocated income taxes by FMR or its Parent.

3. Securities Segregated Under Federal Regulations:

Securities segregated under federal regulations consists of the following at December 31, 2025:

U.S. Government and agency securities obtained as collateral under resale agreements	$	21,885
U.S. Government and agency securities - at fair value		3,353
Total (See Note 2)	$	25,238

As of December 31, 2025, interest bearing cash deposits segregated under federal regulations of $11 are included in cash and segregated cash on the statement of financial condition.

4. Credit Facilities:

The Company has entered into committed and uncommitted overnight credit facilities which are borrowed against periodically to satisfy daily operating needs. The committed credit facility permits the Company to borrow at any time up to $1,200 and requires the payment of a commitment fee. There were no outstanding borrowings against these committed credit facilities at December 31, 2025. The Company has uncommitted credit facilities with thirteen financial institutions. There was $150 in outstanding borrowings against the uncommitted facilities at December 31, 2025, which is included in bank loans on the statement of financial condition. The Company also has a liquidity facility with FMR. There were no borrowings under this line as of December 31, 2025.

Amounts available under these facilities at December 31, 2025 were as follows:

Committed, unsecured credit facilities	$	1,200
Uncommitted facilities:		
Secured		300
Unsecured		3,295
Liquidity facility with FMR		1,000
	$	5,795

5. Securities Owned and Securities Sold, but Not Yet Purchased:

Securities owned and securities sold, but not yet purchased consists of the following at December 31, 2025:

Securities owned - at fair value:		
Money market funds	$	7,502
Equities		98
Municipals		50
U.S. Government and agency		31
Corporates		1
Other		51
Total	$	7,733
Securities sold, but not yet purchased - at fair value:		
U.S. Government and agency	$	7
Other		2
Total	$	9

Securities owned - at fair value in the statement of financial condition at December 31, 2025 includes $2,000 held in a money market fund managed by an affiliate.

6. Derivative Financial Instruments:

The Company enters into foreign exchange contracts to facilitate certain customer transactions. These contracts are subject to volatility in the currency markets. At December 31, 2025, the Company included $2 related to these contracts in securities sold, but not yet purchased at fair value in the statement of financial condition. The contracts are recorded at fair value and included in Level 2 liabilities in the valuation hierarchy (See Note 10). The Company's determination of fair value includes an assessment of non-performance risk. The notional value of the outstanding contracts purchased as of December 31, 2025 totaled $574.

7. Leases:

The Company leases certain office space under non-cancelable operating leases that expire over various terms. Certain lease agreements contain renewal options and escalation clauses. ROU assets of $45 are included in other assets and lease liabilities of $51 are included in accrued expenses and other liabilities in the statement of financial condition at December 31, 2025. For the year ended December 31, 2025, the Company did not have any financing leases.

Supplemental information related to operating leases for the year ended December 31, 2025 consists of the following:

Weighted average remaining lease term:	10.4 years
Weighted average discount rate:	5.4 %

7. Leases, continued:

Maturities of lease liabilities are as follows:

2026	$	7
2027		7
2028		7
2029		7
2030 and Thereafter		41
Total lease payments		69
Less: imputed interest		(18)
Total	$	51

8. Commitments and Contingencies:

<u>Litigation</u>

The Company has been named as a defendant in several legal proceedings and is subject to regulatory inquiries incidental to the nature of its business. The Company reviews such matters on a case by case basis and records reserves if a loss is probable and the amount of the loss can be reasonably estimated. The resolution of such actions is not expected to materially impact the Company's statement of financial condition.

<u>Guarantees</u>

Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying input (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) in relation to an asset, liability or equity security of a guaranteed party. Guarantees are also defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company enters into securities lending transactions, acting as an agent on behalf of security lenders, which include, among others, mutual funds managed by an affiliate. When entering into these transactions on behalf of the lenders, the Company lends securities to brokers and other institutions. The Company indemnifies the security lender for the difference between the fair market value of collateral posted by the borrower and the fair market value of the securities loaned to the borrower, in the event that the borrower fails to return such securities. The borrowers in these agent securities lending transactions are required to maintain collateral in an amount in excess of 100% of the fair market value of the securities borrowed. Securities on loan and the collateral are revalued daily to determine if additional collateral is necessary or if excess collateral is required to be returned to the borrower. The Company acts as an agent and any collateral received in connection with these securities lending transactions is not recorded in the Company's statement of financial condition.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the statement of financial condition for these arrangements.

8. Commitments and Contingencies, continued:

Forward Starting Resale Agreements

In the normal course of business, the Company enters into resale agreements that settle at a future date. At December 31, 2025, the Company had collateralized financing commitments of $2,809 related to forward starting resale agreements. These forward starting resale agreements settle one business day after December 31, 2025 and replace certain maturing overnight resale agreements included in securities segregated under federal regulations in the statement of financial condition at December 31, 2025. The Company's funding of these commitments depends on the satisfaction of all contractual conditions to the resale agreement. The settlement of these commitments will not materially impact the Company's statement of financial condition.

Letters of Credit

At December 31, 2025, the Company did not have unsecured letters of credit outstanding.

9. Collateralized Securities and Other Secured Transactions:

Collateralized Securities Transactions

Resale and repurchase agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. These agreements are generally collateralized by U.S. Government and agency securities. It is the Company's policy to take possession of securities purchased under resale agreements with a market value in excess of the principal amount loaned plus accrued interest to collateralize these transactions. Similarly, the Company is generally required to provide securities to counterparties in order to collateralize repurchase agreements. This collateral is valued daily and the Company or the counterparty may be required to deposit additional securities or return securities pledged when appropriate. The majority of securities obtained as collateral under resale agreements are segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, and are included in securities segregated under federal regulations in the statement of financial condition.

The Company borrows securities to facilitate the settlement process and lends securities to finance securities transactions. When the Company borrows securities, it usually provides the counterparty with the collateral in the form of cash. In loaning securities, the Company utilizes securities owned by customers and held as collateral on customers' margin debt, as well as securities borrowed. Securities borrowed and securities loaned are recorded based on the amount of cash collateral advanced or received. For securities borrowed transactions, the Company is typically required to deliver collateral with a fair value approximately equal to the carrying value of the securities borrowed transactions. The Company monitors the market value of securities borrowed and loaned, with excess collateral returned, or additional collateral obtained, when deemed appropriate.

In certain cases, the Company borrows and pledges collateral in the form of securities. In non-cash loan versus pledge securities transactions, when the Company initiates such transactions as lender, it records the collateral received as both an asset and as a liability, recognizing the obligation to return the collateral to the borrower. At December 31, 2025, the Company recorded collateral received from an affiliated broker-dealer, Fidelity Prime Financing LLC ("FPF") and the related obligation to return this collateral on the statement of financial condition. This collateral had a fair value of $6 at December 31, 2025.

When the Company initiates such transactions as a borrower, they are not recorded in the statement of financial condition. At December 31, 2025, there were no such off-balance sheet transactions.

The Company applies the practical expedient based on collateral maintenance provisions in reviewing allowance for credit losses for resale agreements and receivables from securities borrowed. An allowance for credit losses is recognized and estimated only on the unsecured portion of these accounts. There was no allowance for credit losses recorded for these accounts as of December 31, 2025.

9. Collateralized Securities and Other Secured Transactions, continued:

Collateralized Securities Transactions, continued

The table below presents gross amounts of the resale and repurchase agreements and securities borrowed and loaned transactions included in the statement of financial condition. The following table also presents amounts not offset in the statement of financial condition, including the related amount of netting with the same counterparty under enforceable netting arrangements that does not meet the criteria for netting under GAAP and the fair value of cash or securities collateral received or posted subject to collateral arrangements. These arrangements have been determined by the Company to be legally enforceable in the event of default.

	December 31, 2025					
	Assets			Liabilities		
	Resale Agreements	Securities Borrowed	Securities received as collateral	Repurchase Agreements	Securities Loaned	Obligation to return securities received as collateral
Amounts included in the statement of financial condition						
Gross carrying value	$ 22,241	$ 25,552	$ 6	$ 350	$ 6,312	$ 6
Counterparty netting	—	—	—	—	—	—
Collateral	—	—	—	—	—	—
Total	22,241	25,552	6	350	6,312	6
Amounts that have not been offset in the statement of financial condition						
Counterparty netting	—	(428)	—	—	(428)	—
Collateral	(22,208)	(24,261)	(6)	(350)	(5,666)	(6)
Total	$ 33	$ 863	$ —	$ —	$ 218	$ —

Resale agreements of $21,885 at December 31, 2025 are segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 and are included in securities segregated under federal regulations in the statement of financial condition. Other resale agreements of $356 at December 31, 2025, are reported in resale agreements in the statement of financial condition.

9. Collateralized Securities and Other Secured Transactions, continued:

Collateralized Securities Transactions, continued

The table below presents repurchase agreements and securities loaned by remaining contractual term to maturity and class of collateral pledged as of December 31, 2025:

	Overnight and Continuous
Repurchase agreements	
U.S. Government and agency securities	$ 350
Total	$ 350
Securities loaned	
Equity securities	$ 6,309
Other	3
Total	$ 6,312
Obligation to return securities received as collateral	
Equity securities	$ 6
Total	$ 6

Assets Pledged and Other Secured Transactions

In the normal course of business, the Company executes, settles and finances customer, correspondent and principal securities transactions. Customer and correspondent transactions include securities sold, but not yet purchased (short sales) and the writing of options. These activities may expose the Company to off-balance sheet credit risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers and counterparties.

The Company seeks to control the risks associated with its customer and correspondent activities by requiring customers and correspondents to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors trade date customer and correspondent exposure and collateral values daily and requires customers and correspondents to deposit additional collateral or reduce positions when necessary.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in exposure to market risk as the Company's ultimate obligation to purchase securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition.

The Company seeks to control the risks associated with these transactions by establishing and monitoring credit limits for significant counterparties for each type of transaction and monitoring collateral and transaction levels daily. The Company may require counterparties to deposit additional collateral or return collateral pledged. In the case of aged securities failed to receive, the Company may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Collateral

At December 31, 2025, the fair value of securities received as collateral by the Company that can be delivered or repledged was $216,176. This collateral was generally obtained under resale agreements, securities borrowed or margin lending agreements. Of these securities received as collateral, $120,891 was delivered or repledged.

10. Disclosure About Fair Value of Financial Assets and Liabilities:

<u>Valuation Hierarchy</u>

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment and considers factors specific to the asset or liability. Management seeks to maximize the use of observable inputs. The three levels are described below:

Level 1 Inputs

Unadjusted quoted prices for identical assets and liabilities in an active market.

- Level 1 assets include securities segregated under federal regulations, securities received as collateral from affiliate, money market funds, equity securities, government and agency securities, and securities owned in fractional shares held by customers.

- Level 1 liabilities include obligation to return securities received as collateral from affiliate, government and agency securities, and repurchase obligations for fractional shares held by customers.

Level 2 Inputs

Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 2 assets include municipal bonds, corporate bonds, other securities, and securities owned in fractional shares held by customers.

- Level 2 liabilities include other securities and repurchase obligations for fractional shares held by customers.

Level 3 Inputs

Prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

- The Company did not have any Level 3 financial assets or liabilities at December 31, 2025.

<u>Valuation Processes and Techniques</u>

There are three main approaches to measuring fair value of assets and liabilities: the market approach, which uses observable prices and other relevant information that is generated by market transactions involving identical or comparable assets or liabilities; the income approach, which uses valuation techniques to convert future amounts to a single, discounted amount; and the cost approach, which reflects the amount that would be required to replace the service capacity of an asset.

10. Disclosure About Fair Value of Financial Assets and Liabilities, continued:

Fair Value Measurements

The following fair value hierarchy table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis at December 31, 2025:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities segregated under federal regulations	$ 3,353	$ —	$ —	$ 3,353
Securities received as collateral from affiliate	6	—	—	6
Securities owned:				
Money market funds	7,502	—	—	7,502
Equities	98	—	—	98
Corporates and municipals	—	51	—	51
U.S. Government and agency	31	—	—	31
Other securities	—	51	—	51
Total securities owned	7,631	102	—	7,733
Securities owned in fractional shares held by customers				
Equities	14,285	—	—	14,285
Other securities	188	14	—	202
Total securities owned in fractional shares held by customers	14,473	14	—	14,487
Total Assets	$25,463	$ 116	$ —	$25,579
Liabilities:				
Obligation to return securities received as collateral from affiliate	$ 6	$ —	$ —	$ 6
Securities sold, but not yet purchased:				
U.S. Government and agency	7	—	—	7
Other securities	—	2	—	2
Total securities sold, but not yet purchased	7	2	—	9
Repurchase obligations for fractional shares held by customers	14,473	14	—	14,487
Total Liabilities	$14,486	$ 16	$ —	$14,502

Securities segregated under federal regulations consists of U.S. Government securities.

During the year ended December 31, 2025, there were no changes to the valuation techniques used by the Company to determine fair value, nor were there transfers between levels.

Financial Assets and Liabilities Not Carried at Fair Value

Certain financial assets and liabilities that are not carried at fair value in the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities include securities borrowed, resale agreements, receivables, securities loaned, repurchase agreements and payables, which are classified as Level 2 within the fair value hierarchy, while cash and segregated cash is classified as Level 1 in the fair value hierarchy.

11. Regulatory Requirements:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") in addition to the rules of FINRA and other principal exchanges on which it is a member or licensed to transact business. The Company has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $1.5 or 2% of aggregate debit items arising from customer transactions. At December 31, 2025, the Company had net capital of $12,568 which was 16.74% of aggregate debit items and exceeded its minimum requirement by $11,067.

The Company is also subject to Rule 15c3-3 under the Securities Exchange Act of 1934 and/or other applicable regulations, which require the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. In accordance with Rule 15c3-3, the Company had cash and securities segregated for the exclusive benefit of customers at December 31, 2025. The amount of cash and the market value of securities segregated for the exclusive benefit of customers was $24,596. On January 5, 2026, the Company deposited an additional $478 of cash and qualified securities into its segregated reserve bank accounts.

The Company is required to compute a reserve computation for the proprietary accounts of introducing broker dealers ("PAB") in accordance with Rule 15c3-3. As of December 31, 2025, the Company performed a PAB reserve computation, which indicated the Company's credits exceeded its debits. The amount held in the segregated reserve bank account at December 31, 2025 was $566. On January 5, 2026, the Company withdrew $39 of cash and qualified securities from its PAB reserve bank accounts.

12. Segment Reporting:

Operating segments are defined as components of a company that engage in business activities and for which discrete financial information is available and regularly reviewed by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The Company has identified its President ("the President") as the CODM. The President uses excess net capital (See Note 11) to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, since it provides securities related services within the United States and the CODM manages the business activities using information of the Company as a whole. Excess net capital is measured in accordance with the Rule. The Company's statement of financial condition as of December 31, 2025 reflects the single segment total assets and any additional single segment required disclosures.

13. Transactions with Affiliated Companies:

Clearing services are provided to FBS under an agreement with the Company, which is reviewed on a periodic basis and is subject to change upon approval from the parties. Pursuant to the clearing agreement, the Company is entitled to certain fees for the execution, clearance and settlement of introduced customer securities transactions. The fee is contractual, which includes both a fixed and variable component.

The Company enters into both cash and non-cash loan versus pledge securities loan transactions with an affiliated registered broker-dealer, FPF. At December 31, 2025, the Company had securities loaned in exchange for cash collateral to FPF of $1,944 which is included in securities loaned in the statement of financial condition. The Company also had a non-cash loan versus pledge with FPF at December 31, 2025. The fair value of this collateral was $6 and is presented as securities received as collateral from affiliate with a corresponding obligation to return securities received as collateral from affiliate in the statement of financial condition.

Transactions with affiliated companies are settled with FMR, with the exception of certain transactions with FBS (which are settled directly pursuant to the clearing agreement), and FPF (which are settled directly). Payables to affiliates represent the amounts due to FMR, FBS, and FPF of $207, $330, and $2 respectively, at December 31, 2025.

The Company participates in FMR's defined contribution Retirement Savings Plan (the "Plan") covering eligible employees. FMR contributes annually to the Plan in amounts that are generally at the discretion of FMR and based on a percentage of participating employees' eligible compensation. Additionally, FMR makes matching contributions to the Plan based on amounts contributed by employees to the Plan during the year.

13. Transactions with Affiliated Companies, continued:

The Company participates in FMR's Retiree Health Account ("RHA"), a health reimbursement arrangement covering eligible employees, and has established the Fidelity Welfare Benefit Plans VEBA Trust (the "Trust") to provide a funding vehicle for certain benefits related to FMR's benefit plans, including the RHA. In 2025, FMR accrued a benefit to participants under the RHA based on awards to employees that are subject to ten year cliff vesting with consideration given for prior service. Future awards under the RHA are at the discretion of FMR. Participant contributions are not permitted.

The Company participates in various share-based compensatory plans sponsored by FMR. The various share-based compensation arrangements are accounted for as share appreciation rights by FMR. These share-based compensation arrangements are solely compensatory for U.S. federal income tax purposes and generally provide holders with compensation based on changes in FMR's Net Asset Value per share over their respective terms. All plans are settled in cash or senior notes at the end of their defined term or when plan participants are no longer employees.

14. Concentration of Credit Risk:

The Company provides brokerage, clearance, financing and related services to a customer base primarily in the United States, including institutional and individual investors and brokers and dealers (including affiliates). The Company's exposure to credit risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral is continually monitored and counterparties are required to provide additional collateral as necessary.

15. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025, and through February 19, 2026 (the date of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report, or would be required to be recognized in the statement of financial condition as of December 31, 2025.